Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Zhihu Inc. (together with its subsidiaries, the “Company”) hereby announces that a meeting of the Board will be held on Wednesday, August 26, 2026, for the purpose of considering and approving, inter alias, (i) the unaudited quarterly results of the Company for the three months ended June 30, 2026 and its publication, and (ii) the unaudited interim results of the Company for the six months ended June 30, 2026 and its publication.

The Company’s management will hold an earnings conference call on Wednesday, August 26, 2026, at 7:00 A.M. U.S. Eastern Time or 7:00 P.M. Beijing/Hong Kong Time on the same day.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers and a unique access PIN which can be used to join the conference call.

Participant Online Registration: https://register-conf.media-server.com/register/BI3c94fe2d0990465dab12836827011f11

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 3, 2026

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive director of the Company, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive directors of the Company and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive directors of the Company.